CREDIT SUISSE GROUP FUNDING (GUERNSEY) LIMITED
Registered Office:	Phone +44 1481 719088
Helvetia Court	Fax +44 1481 724676
Les Echelons	www.credit-suisse.com
South Esplanade
St Peter Port
Guernsey
Channel Islands
GY1 3WF

October 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attn: Era Anagnosti

Re:	Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG (together, the “Registrants”)
Registration Statement on Form F-4 (File No. 333-213903 and 333-213903-01)

Dear Ms. Anagnosti:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on October 18, 2016 or as soon as practicable thereafter.

Please contact David I. Gottlieb of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrants, at +44 20 7614 2230, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

CREDIT SUISSE GROUP FUNDING (GUERNSEY) LIMITED

By:	/s/ Gary Luxton
	Name:	Gary Luxton
	Title:	Member of the Board of Directors

By:	/s/ Mark Hoyow
	Name:	Mark Hoyow
	Title:	Member of the Board of Directors

CREDIT SUISSE GROUP AG

By:	/s/ Gina Orlins
	Name:	Gina Orlins
	Title:	Authorized Person

By:	/s/ David Wong
	Name:	David Wong
	Title:	Authorized Person

cc:	David I. Gottlieb
Cleary Gottlieb Steen & Hamilton LLP